SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______)*

HomeAway, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43739Q100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 17

CUSIP # 43739Q100	Page 2 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Austin Ventures VIII, L.P. (“AV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,140,072 shares, except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”) and John D. Thornton (“Thornton”), the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
17,140,072 shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,140,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.3%
12	TYPE OF REPORTING PERSON PN

CUSIP # 43739Q100	Page 3 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AV Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,140,072 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to vote these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
17,140,072 shares, all of which are directly owned by AV VIII. AVP VIII, the general partner of AV VIII, may be deemed to have the sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti and Thornton, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,140,072
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.3%
12	TYPE OF REPORTING PERSON PN

CUSIP # 43739Q100	Page 4 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Austin Ventures X, L.P. (“AV X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
847,556 shares, except that AV Partners X, L.P. (“AVP X LP”), the general partner of AV X, and AV Partners X, L.L.C. (“AVP X LLC”), the general partner of AVP X LP, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Philip S. Siegel (“Siegel”) and Thornton, the members of AVP X LLC, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
847,556 shares, except that AVP X LP, the general partner of AV X, and AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, the members of AVP X LLC, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON PN

CUSIP # 43739Q100	Page 5 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AV Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
847,556 shares, all of which are directly owned by AV X. AVP X LP, the general partner of AV X, may be deemed to have the sole power to vote these shares, except that AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, the members of AVP X LLC, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
847,556 shares, all of which are directly owned by AV X. AVP X LP, the general partner of AV X, may be deemed to have the sole power to dispose of these shares, except that AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, the members of AVP X LLC, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON PN

CUSIP # 43739Q100	Page 6 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AV Partners X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
847,556 shares, all of which are directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have the sole power to vote these shares, except that AVP X LP, the general partner of AV X, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, the members of AVP X LLC, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
847,556 shares, all of which are directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have the sole power to dispose of these shares, except that AVP X LP, the general partner of AV X, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti, Siegel and Thornton, the members of AVP X LLC, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON OO

CUSIP # 43739Q100	Page 7 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph C. Aragona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Aragona is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Aragona is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,987,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON IN

CUSIP # 43739Q100	Page 8 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth P. DeAngelis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. DeAngelis is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,987,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON IN

CUSIP # 43739Q100	Page 9 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher A. Pacitti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Pacitti is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Pacitti is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,987,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON IN

CUSIP # 43739Q100	Page 10 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip S. Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 275,000 shares
6	SHARED VOTING POWER
		854,118 shares, of which 847,556 are directly owned by AV X and 6,562 are warrants directly owned by Entrepreneurs Foundation & Idea Network (“EFIN”). Siegel is a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X and a director of EFIN, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 275,000 shares
8	SHARED DISPOSITIVE POWER
		854,118 shares, of which 847,556 are directly owned by AV X and 6,562 are warrants directly owned by EFIN. Siegel is a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X and a director of EFIN, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON IN

CUSIP # 43739Q100	Page 11 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John D. Thornton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Thornton is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		17,987,628 shares, of which 17,140,072 are directly owned by AV VIII and 847,556 are directly owned by AV X. Thornton is a general partner of AVP VIII, the general partner of AV VIII and a member of AVP X LLC, the general partner of AVP X LP, the general partner of AV X, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,987,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON IN

CUSIP # 43739Q100	Page 12 of 22

ITEM 1(A).	NAME OF ISSUER HomeAway, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1011 W. Fifth Street, Suite 300 Austin, Texas 78703

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Austin Ventures VIII, L.P., a Delaware limited partnership (“AV VIII”), AV Partners VIII, L.P., a Delaware limited partnership (“AVP VIII”), Austin Ventures X, L.P., a Delaware limited partnership (“AV X”), AV Partners X, L.P., a Delaware limited partnership (“AVP X LP”), AV Partners X, L.L.C., a Delaware limited liability company (“AVP X LLC”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Christopher A. Pacitti (“Pacitti”), Philip S. Siegel (“Siegel”) and John D. Thornton (“Thornton”). Aragona, DeAngelis, Pacitti and Thornton are the general partners of AVP VIII. Aragona, DeAngelis, Pacitti, Siegel and Thornton are members of AVP X LLC. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AVP VIII, the general partner of AV VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AV VIII. AVP X LP, the general partner of AV X, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AV X. AVP X LLC, the general partner of AVP X LP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AV X. Aragona, DeAngelis, Pacitti and Thornton are general partners of AVP VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AV VIII. Aragona, DeAngelis, Pacitti, Siegel and Thornton are members of AVP X LLC and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AV X. Siegel may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Siegel. Siegel is a director of Entrepreneurs Foundation and Idea Network (“EFIN”) and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by EFIN.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Austin Ventures
300 West Sixth Street, Suite 2300
Austin, Texas 78701

ITEM 2(C).	CITIZENSHIP

AV VIII, AVP VIII, AV X, AVP X LP are Delaware limited partnerships. AVP X LLC is a Delaware limited liability company. Aragona, DeAngelis, Pacitti, Siegel and Thornton are United States citizens.
ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Common Stock CUSIP # 43739Q100
ITEM 3.	Not Applicable.

CUSIP # 43739Q100	Page 13 of 22

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 2011.
(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of AV VIII and AV X, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

CUSIP # 43739Q100	Page 14 of 22

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
ITEM 10.	CERTIFICATION Not applicable.

CUSIP # 43739Q100	Page 15 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By AV Partners VIII, L.P.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.P.,	Signature
Its General Partner
By AV Partners X, L.L.C.,	Kevin Kunz
Its General Partner	Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.L.C.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.L.C.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 43739Q100	Page 16 of 22

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

PHILIP S. SIEGEL	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 43739Q100	Page 17 of 22

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	18
Exhibit B: Power of Attorney	20

CUSIP # 43739Q100	Page 18 of 22

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2012

AUSTIN VENTURES VIII, L.P.	/s/ Kevin Kunz
By AV Partners VIII, L.P.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.P.,	Signature
Its General Partner
By AV Partners X, L.L.C.,	Kevin Kunz
Its General Partner	Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.P.	/s/ Kevin Kunz
By AV Partners X, L.L.C.,	Signature
Its General Partner
Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

AV PARTNERS X, L.L.C.	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 43739Q100	Page 19 of 22

JOSEPH C. ARAGONA	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

PHILIP S. SIEGEL	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON	/s/ Kevin Kunz
Signature

Kevin Kunz
Chief Financial Officer/Attorney-In-Fact

CUSIP # 43739Q100	Page 20 of 22

EXHIBIT B

Power of Attorney

Each of the undersigned individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Kevin Kunz, or, with respect to any such undersigned individual, such other person or entity as is designated in writing by such undersigned individual, (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Kevin Kunz (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 13, 2012	By:	/s/ Joseph C. Aragona
Joseph C. Aragona

February 13, 2012	By:	/s/ Kenneth P. DeAngelis
Kenneth P. DeAngelis

February 13, 2012	By:	/s/ Christopher A. Pacitti
Christopher A. Pacitti

February 13, 2012	By:	/s/ Philip S. Siegel
Philip S. Siegel

February 13, 2012	By:	/s/ John D. Thornton
John D. Thornton

CUSIP # 43739Q100	Page 21 of 22

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates AV Partners VIII, L.P. or such other person or entity as is designated in writing by Kenneth P. DeAngelis (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Kevin Kunz (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 13, 2012	AV PARTNERS VIII, L.P.,
a Delaware Limited Partnership

	By:	/s/ Kenneth P. DeAngelis
General Partner

February 13, 2012	AUSTIN VENTURES VIII, L.P.,
a Delaware Limited Partnership
	By:	AV Partners VIII, L.P.,
Its General Partner

	By:	/s/ Kenneth P. DeAngelis
General Partner

CUSIP # 43739Q100	Page 22 of 22

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates AV Partners X, L.L.C. or such other person or entity as is designated in writing by Kenneth P. DeAngelis (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Kevin Kunz (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 13, 2012	AV PARTNERS X, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Kenneth P. DeAngelis
Member

February 13, 2012	AV PARTNERS X, L.P.,
a Delaware Limited Partnership

	By:	AV Partners X, L.L.C.,
Its General Partner

	By:	/s/ Kenneth P. DeAngelis
Member

February 13, 2012	AUSTIN VENTURES X, L.P.,
a Delaware Limited Partnership
	By:	AV Partners X, L.P.,
Its General Partner

	By:	AV Partners X, L.L.C.,
Its General Partner

	By:	/s/ Kenneth P. DeAngelis
Member